FIVE PRIME THERAPEUTICS, INC.

Two Corporate Drive

South San Francisco, California 94080

May 19, 2016

VIA EDGAR

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 4720

Washington, DC 20549

Re:	Five Prime Therapeutics, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed on March 11, 2016
File No. 001-36070

Dear Mr. Rosenberg:

We have received the comment letter dated May 16, 2016 from you regarding the comments of the Staff with respect to the above-referenced Form 10-K. Confirming Jaime Chase’s phone conversation on May 19, 2016 with Mr. Jacob Luxenburg, Staff Accountant, we have requested an extension for our response to the comment letter to June 15, 2016.

If you have any questions regarding this extension request, please contact me at (415) 365-5796, Francis Sarena at (415) 365-5632 or Jaime L. Chase at (202) 728-7096.

Very truly yours,

/s/ Marc Belsky

Marc Belsky

Senior Vice President and Chief Financial Officer